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                            PACKETVIDEO CORPORATION
                           10350 SCIENCE CENTER DRIVE
                              SAN DIEGO, CA 92121

April 25, 2000

Via EDGAR Transmission

Securities and Exchange Commission
Judiciary Plaza
Mail Stop 4-6, Room 4311
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Edward M. Kelly, Esq.

RE:     PACKETVIDEO CORPORATION
        REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-32458)
        REQUEST FOR WITHDRAWAL

Dear Mr. Kelly:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, PacketVideo Corporation (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-32458) filed with the Commission on March 14, 2000, on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.

If you should have any questions regarding this application, please contact Frederick T. Muto or Alexander A. Fitzpatrick of Cooley Godward LLP at (858) 550-6000.

Sincerely,

PACKETVIDEO CORPORATION


By:  /s/ Peter A. Price
     ------------------
     Peter A. Price
     Chief Financial Officer


cc:  Mr. James Z. Carol
     Joel B. Espelien, Esq.
     Frederick T. Muto, Esq.
     Alexander A. Fitzpatrick, Esq.